Digital World Acquisition Corp.

3109 Grande Ave., #450

Miami, Florida 33133

February 14, 2024

VIA EDGAR CORRESPONDENCE

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Cascarano
Robert Littlepage
Austin Pattan and
Jeffrey Kauten

Re:	Digital World Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4
Filed February 14, 2024
Filed No. 333-264965 (the “Registration Statement”)

Dear Joseph Cascarano, Robert Littlepage, Austin Pattan, and Jeffrey Kauten:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Digital World Acquisition Corp. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on February 14, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the Commission. The Company hereby authorizes Brandon J. Bortner of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Please call Brandon Bortner of Paul Hastings LLP at (202) 551-1840 (brandonbortner@paulhastings.com) to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

Very truly yours,

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Name: Eric Swider
Title: Chief Executive Officer

cc:	Brandon J. Bortner, Esq.

Paul Hastings LLP